Exhibit 99.1

Jiuzi Holdings, Inc. Reports Full Year 2021 Financial Results

HANGZHOU, China, March 15, 2022 -/PRNewswire/- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the "Company"), a new energy vehicles franchisor and retailer under the brand name "Jiuzi" in China, today reports its fiscal year 2021 financial results ended October 31, 2021.

First-Half 2021 Highlights:

Net revenues increased by 16.15% or $1.33 million from $8.21 million for the fiscal year ended October 31, 2020 to $9.54 million for the fiscal year ended October 31, 2021.

Gross profit for new energy vehicle sales increased by 36.20% or $0.01 million from $0.03 million for the fiscal year ended October 31, 2020 to $0.04 million for the fiscal year ended October 31, 2021.

Cash, cash equivalents and restricted cash was $7.37 million as of October 31, 2021, compared to $0.76 million as of October 31, 2020.

The Company source New Energy Vehicles, or NEVs, through more than twenty NEV manufacturers, including BYD, Geely and Chery, as well as battery/component manufacturers such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke and Youbang Electronics, which focus on manufacturing charging piles, and Guoxuan Gaoke, and Futesi in battery production.

	For fiscal years ended October 31,
($ millions, except per share data, differences due to rounding)	2021	2020	% Change
Net revenue	$9.54	$8.21	16.15%
Selling, general and administrative expenses	$3.31	$1.65	100.74%
Income from operations	$1.32	$4.37	(69.87)%
Net income	$0.78	$3.42	(77.27)%
Net income per share – Basic and Diluted	$0.04	$0.23	(82.61)%

Mr. Shuibo Zhang, CEO of JZXN commented: "We are excited to announce results for another year of great success. Through our operating franchise stores and one company-owned store in China, we and our franchisee partners managed to maintain a high service standard and further refine our operating standards and marketing concepts together in 2021, which manifests the fundamental spirit of the “Jiuzi brand.”

“Despite the continued adverse impact of the COVID-19 pandemic, we were able to expand our revenue by 16.15% to $9.54 million, thanks to a series of business initiatives, such as the integration of new growth strategies and partnerships with industry peers. The Company is also developing a platform of customer and vehicle management system that is expected to launch next year to serve all our franchise stores and entire operation systems. We believe such measures will continue to establish a solid foundation as we keep expanding our scale of sales and business operation in China.”

Mr. Francis Zhang, Chief Financial Officer, commented, "We were able to deliver strong development momentum for fiscal year 2021 after our successful listing in the U.S. market. Although COVID-19 continues to have a lingering adverse impact on our business operation, we managed to grow net revenue from NEV sales by 262.24% to $1.44 million, franchise initial fees by 3.60% to $8.09 million during the past fiscal year, largely thanks to our growing talents, the increased number of automobile brands we cooperate with, and the gradually recovered NEV industry that has been generously subsidized by national and local favorable policies. Looking ahead, we plan to further improve our strong cash position by providing a multi-dimensional service platform and one-stop experience that cover both the online vehicle selection and purchases and offline vehicle delivery and maintenance. We are confident that the Company will continue to create sustainable value and great financial returns for our shareholders."

Full-year 2021 Financial Results

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,
$ millions, differences due to rounding	2021	2020	Amount	%
New energy vehicle sales
Net revenue	$1.44	$0.40	1.04	262.24%
Cost of revenue	1.40	0.37	1.03	282.03%
Gross profit	$0.04	$0.03	0.01	36.20%
Gross profit margin	3.03%	8.05%	-5.02%	-62.40%

Franchise initial fees
Net revenue	$8.09	$7.81	0.28	3.60%
Cost of revenue	3.51	1.82	1.69	92.38%
Gross profit	$4.58	$5.99	-1.40	-23.45%
Gross profit margin	56.64%	76.65%	-20.01%	-26.11%

Franchisees’ royalties
Net revenue		$-
Cost of revenue		-
Gross profit		$-
Gross profit margin		-

Total
Net revenue	$9.54	$8.21	1.33	16.15%
Cost of revenue	4.91	2.91	2.72	124.11%
Gross profit	$4.63	$6.02	-1.39	-23.13%
Gross profit margin	48.52%	73.32%	-24.80%	-33.82%

Our net revenues were $9.54 million for year ended October 31, 2021 as compared to $8.21 million in 2020, an increase of $1.33 million, or 16.15%. The increase was mostly due to the pandemic being effectively controlled in China, the increase in the initial franchise fee revenue, and the recovering NEVs sales market.

NEV sales include the sales of the NEVs in JZXN’s Shangli store and sales of NEVs to our franchisees. For the year ended October 31, 2021, our NEV sales increased by $1.04 million, or 262.24%, from $0.40 million for the year ended October 31, 2020 to $1.44 million for the year ended October 31, 2021. In addition to the above mentioned reasons, the increase was due to the fact that after our listing, the strength of the Company has been further enhanced, our talent team has been growing, and the number of automobile brands we cooperate with has gradually increased.

Cost of revenue was $1.40 million for the year ended October 31, 2021, an increase of $1.03 million or 282.03%, from $0.37 for the year ended October 31, 2020. The increase of cost of revenue was resulted from the growth in sales of new energy vehicles.

Gross profit and gross profit margin were $0.04 million and 3.03% for the year ended October 31, 2021 as compared to $0.03 million and 8.05% in 2020, respectively. The decrease of gross profit margin was resulted from the price increase of NEVs by suppliers to make up for the losses caused by the pandemic. In order to accelerate the expansion of the market, we did not increase the price synchronously, thus resulting in a relatively lower gross margin.

The initial franchise fee revenue increased by $0.28 million or 3.60% from $7.81 million for the year ended October 31, 2020 to $8.09 for the year ended October 31, 2021. As of October 31, 2021 and 2020, we have entered into franchise agreements with 87 and 60 franchisees, respectively. The increase was mostly attributed to people’s increasing interest in investment and consumption of NEVs, and that the NEV sector has renewed investor interest as we gather more attention from investors. As of October 31, 2021, we have entered into franchise agreements with 87 franchisees.

Cost of revenue was $3.51 million for the year ended October 31, 2021, an increase of $1.69 million or 92.38% from $1.82 million for the year ended October 31, 2020. The increase was due to an increase in the number of our franchise stores.

Gross profit and gross profit margin were $4.58 million and 56.64% for the year ended October 31, 2021, as compared to $5.99 million and 76.65% in 2020, respectively. Such change was the result of a combination of the changes as discussed above.

We may collect franchisees’ royalties based on the 10% of net income from our franchisees. As of October 31, 2021, we did not generate any revenues through franchisees’ royalties as our franchisees have not started to generate net income for the period.

Selling, general and administrative expenses

We incurred selling, general, and administrative expenses of $3.31 million for the year ended October 31, 2021, as compared to $1.65 million for the year ended October 31, 2020, an increase of $1.66 million, or 100.74%. The increase is due to the increase in paid salaries, conference fees, travel and advertising expenses after we went public, as well as subscription to executive insurance and newly rented office space.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of October 31, 2021 and 2020 were approximately -$5,734 and $3,490, respectively.

Provision for Income Taxes

Provision for income tax was $0.55 million during the year ended October 31, 2021, a decrease of $0.43 million or 44%, as compared to $0.97 million for the year ended October 31, 2020. The decrease was mainly due to the decrease in income before income tax provision, which was $1.32 million for the year ended October 31, 2021 as compared to $4.40 million for the year ended October 31, 2020.

Net Income

Our net income decreased by $2.65 million or 77.27%, to $0.78 million for the year ended October 31, 2021, from $3.42 million for the year ended October 31, 2020. Such change was the result of the combination of the changes as discussed above.

Basic and diluted earnings (loss) per share

Basic and diluted earnings per share was $0.04 for the year ended October 31, 2021, compared to basic and diluted earnings per share of $0.23 in 2020.

Cash and cash equivalents

As of October 31, 2021, the Company had cash, cash equivalents and restricted cash of $7.37 million, compared to $0.76 million as of October 31, 2020.

Recent developments

On February 23, 2022, the Company announced that on January 6, 2021, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., it entered into a one-year strategic cooperation agreement with Jiangsu Jemmell New Energy Vehicle Industry Co., Ltd., a leading Chinese electric vehicle maker and battery assembler.

On February 10, 2022, the Company announced that on December 25, 2021, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., it entered into a two-year strategic cooperation agreement with Zhejiang Farizon Zhitong Technology Co. Ltd. ("Farizon Zhitong”). Farison Zhitong is a domestic new energy commercial vehicles distributor wholly owned by Zhejiang Geely New Energy Commercial Vehicle Group Co. Ltd., which is a commercial vehicle maker owned by China Zhejiang Geely Holding Group, a leading privately operated auto manufacturer.

On January 19, 2022, the Company announced that its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., has won the "2021 Annual Industry Leading Enterprise" Award during the 5th Boao Enterprise Forum held between January 8-9, 2022 in Hainan, China. Zhejiang Jiuzi has been recognized for its outstanding brand influence and strong business performance.

On January 13, 2022, the Company announced that it was awarded RMB 10 million cash subsidies by Xiaoshan District government of China's Hangzhou City as part of the government-led initiatives to recognize achievements by publicly listed companies and facilitate further sustainable growth of such locally headquartered enterprises.

On January 11, 2022, the Company announced that, on December 23, 2021, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., it entered into a two-year strategic cooperation agreement with Shanghai Zhongtongji E-Commerce Co. Ltd., a leading domestic E-Commerce and retail services provider founded by senior management of ZTO Express (NYSE: ZTO).

On December 15, 2021, the Company announced that on November 26, 2021, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., it has entered into a sales cooperation agreement with Brilliance Xinri Automobile Sales Co. Ltd., a brand distributor of China's leading electric vehicles.

On December 07, 2021, the Company announced that it entered into a cooperation agreement with Zhejiang Youxing New Energy Co., Ltd., the sole nationwide distributor of Chongqing Ruichi Automobile Industry Co., Ltd. for institutional clients.

On November 08, 2021, the Company announced that it managed to grow the number of franchise stores by over 40% during the half year between April 1 and October 31, 2021 and has been discussing with about 12 new brands regarding potential collaborations during the same period.

On October 25, 2021, the Company announced that it entered into strategic cooperation agreement with EGO Group Co., Ltd., a leading industry park operator in China.

On October 14, 2021, the Company announced that Jiuzi Southern China Operation Center, also known as Nanning Jiuzi New Energy Operation Management Center, officially commenced its operation on September 29, 2021, in an effort to expand the Company's market share in the Southern China.

On September 29, 2021, the Company entered into a strategic cooperation agreement with Shaanxi Tongjia Auto Co., Ltd., a well-known automobile brand of Shaanxi Automobile Group Co., Ltd.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name "Jiuzi" to sell New Energy Vehicles ("NEVs") in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 37 operating franchise stores and one company-owned store. For more information, visit the Company's website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2021 and 2020

	October 31,	October 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	7,372,895	764,492
Short-term investment	1,180,772	-
Accounts receivable	6,566	14,875
Accounts receivable – related party	529,407	1,518,264
Due from related parties	367,549	173,643
Inventories	266,106	154,586
Advances to suppliers	1,594,278	569,023
Loans receivable from related parties, net	9,673,893	2,999,261
Other receivables and other current assets	1,228,738	280,789
Total current assets	22,220,204	6,474,933
Non-current Assets
Property, plant and equipment, net	373,108	101,877
Intangible assets, net	18,053	16,436
Other non-current assets	558,702	2,349
Operating lease right of use asset	846,200	-
Loans receivable from related parties, net	4,136,657	5,308,919
Total non-current assets	5,932,720	5,429,581
TOTAL ASSETS	28,152,924	11,904,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accruals and other payables	595,364	82,182
Accounts payable – related party	44,366	102,411
Accounts payable	15,695	872
Taxes payable	2,923,987	2,772,447
Operating lease liabilities - current	163,148	-
Contract liability	114,916	116,977
Contract liability – related party	164,804	614,449
Total current liabilities	4,022,280	3,689,338
Non-current liabilities
Operating lease liabilities - non-current	537,432	-
Deferred income	1,263,840	-
Total non-current liabilities	1,801,272	-
TOTAL LIABILITIES	5,823,552	3,689,338

COMMITMENTS AND CONTINGENCIES	-	-

Shareholders’ equity
Ordinary shares (150,000,000 shares authorized, par value $0.001, 21,426,844 shares issued and outstanding as of October 31, 2021)*	21,427	15,000
Additional paid in capital	13,150,667	308,939
Statutory reserve	891,439	690,624
Retained earnings	7,459,539	6,846,609
Accumulated other comprehensive income/ (loss)	541,615	(60,426)
Total equity attributable to Jiuzi	22,064,687	7,800,746
Equity attributable to noncontrolling interests	264,685	414,430
Total Stockholders’ equity	22,329,372	8,215,176
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,152,924	11,904,514

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended October 31, 2021, 2020 and 2019

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2021	2020	2019
Revenues, net	1,606,425.00	258,834.00	839,744
Revenues – related party, net	7,930,562	7,951,761	7,138,355
Total Revenues	9,536,987	8,210,595	7,978,099

Cost of revenues	1,370,829	217,807	857,097
Cost of revenues – related party	3,538,875	1,972,961	2,259,079
Total cost of revenues	4,909,704	2,190,768	3,116,176

Gross profit	4,627,283	6,019,827	4,861,923

Selling and marketing expense	17,542	29,887	40,723
General and administrative expenses	3,292,606	1,619,125	1,101,415
Operating income (loss)	1,317,135	4,370,815	3,719,785

Non-operating income (expense) items:
Other income (expense), net	1,993	30,610	17,134
Interest income	5,734	390	11,895
Interest expense		(3,880)	(1,765)
	7,727	27,120	27,264

Earnings (Loss) before tax	1,324,862	4,397,935	3,747,049

Income tax	546,825	974,393	540,782

Net income (loss)	778,037	3,423,542	3,206,267
Less: loss attributable to non-controlling interest	(35,708)	(27,385)	(33,790)
Net income (loss) attributable to Jiuzi	813,745	3,450,927	3,240,057

Earnings (Loss) per share
Basic	0.04	0.23	0.22
Diluted	0.04	0.23	0.22

Weighted average number of ordinary shares outstanding*
Basic	17,580,461	15,000,000	15,000,000
Diluted	17,580,461	15,000,000	15,000,000

Net income (loss)	778,037	3,423,542	3,206,267

Other comprehensive income (loss):
Foreign currency translation (loss) income	607,057	146,303	(116,437)
Total comprehensive income (loss)	1,385,094	3,569,845	3,089,830

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended October 31, 2021, 2020 and 2019

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2021	2020	2019
Cash flows from operating activities
Net income	778,037	3,423,542	3,206,267
Depreciation and amortization	55,243	20,182	8,582
Provision for doubtful accounts	(13,931)	11,474	32,717
Amortization of right-of-use asset	40,286	-	-
Provision for credit losses	309,024	305,128	61,277
Imputed interest expense	724,338	762,113	35,812
Loss from disposal of assets	4,082	-	-
Changes in assets and liabilities
(Increase) decrease in accounts receivable	8,958	37,809	(25,367)
(Increase) decrease in accounts receivable – related party	1,092,111	(488,494)	(299,062)
(Increase) decrease in inventories	(103,928)	73,001	104,986
(Increase) decrease in loans to related parties	(6,129,775)	(4,982,838)	(37,917)
(Increase) decrease in due from related parties	(185,084)	-	-
(Increase) decrease in other current assets	(1,949,313)	10,435	(164,659)
(Increase) Decrease in other non-current assets	(553,867)	-	-
(Decrease) increase in accrued and other liabilities	507,206	22,843	(15,540)
(Decrease) increase in account payable	14,720	(10,306)	-
(Decrease) increase in accounts payable – related party	(62,511)	91,841	1,422
(Decrease) increase in taxes payable	23,271	1,474,958	992,328
(Decrease) increase in contract liability	(7,437)	20,370	(4,925)
(Decrease) increase in contract liability – related party	(476,008)	(256,761)	(4,978,756)
(Decrease) increase in operating lease liabilities	(144,998)	-	-
(Decrease) increase in deferred income	1,258,439	-	-
Net cash generated by (used in) operating activities	(4,811,137)	515,297	(1,082,855)

Cash flows from investing activities
Purchase of fixed assets	(306,576)	(26,778)	(7,087)
Purchase of intangible assets	(3,004)	-	(15,964)
Acquisition of investment	(1,175,726)	-	-
Refund of security deposits	-	490	12,854
Net cash generated by (used in) investing activities	(1,485,306)	(26,288)	(10,197)

Cash flows from financing activities
Proceeds from owner’s injection of capital	38,916	9,046	224,946
Stock proceeds for cash	12,809,240	-	-
Proceeds from (Repayment to) related party	-	(173,102)	161,191
Net cash provided by (used in) financing activities	12,848,156	(164,056)	386,137

Net increase (decrease) of cash and cash equivalents	6,551,713	324,953	(706,915)

Effect of foreign currency translation on cash and cash equivalents	56,690	(2,675)	(5,314)
Cash, cash equivalents, and restricted cash – beginning of period	764,492	442,214	1,154,443
Cash, cash equivalents, and restricted cash – end of period	$7,372,895	$764,492	442,214

Supplementary cash flow information:
Interest received	$5,734	$390	$11,895
Interest paid	$-	$3,880	$1,765
Income taxes paid	$295,729	$-	$-